                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                           Dakota Mining Corporation
          ----------------------------------------------------------
                               (Name of Issuer)


                          Common Shares, no par value
   ------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  23423G 10 5
                           -----------------------
                                (CUSIP Number)

                                Jerome C. Cain
                               Atlas Corporation
                      370 Seventeenth Street, Suite 3150
                            Denver, Colorado 80202
                                (303) 825-1200
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  March 6, 1996
                   ----------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box.[ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index:  Page 8
                               PAGE 1 OF 8 PAGES

                                  SCHEDULE 13D

CUSIP NO.  23423G 10 5
           -----------

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

         Atlas Corporation
         13-5503312

2    Check the Appropriate Box If a Member of a Group*
                a.  [ ]
                b.  [ ]

3    SEC Use Only

4    Source of Funds*

         N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

             Delaware

                7  Sole Voting Power
  Number of               355
   Shares
Beneficially    8  Shared Voting Power
  Owned By                0
    Each
  Reporting     9  Sole Dispositive Power
   Person                 355
    With
                10  Shared Dispositive Power
                          0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                355

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain
     Shares*            [ ]

13   Percent of Class Represented By Amount in Row (11)

               .001%

14   Type of Reporting Person*

                CO

                                  SCHEDULE 13D

ITEM 1.  Security and Issuer.
         -------------------

     This amendment number one to the statement on Schedule 13D (the "Schedule 13D") relates to the Common Shares, no par value (the "Common Shares") of Dakota Mining Corporation, a corporation continued under the laws of Canada (the "Issuer"). The address of the principal executive offices of the Issuer is 410 Seventeenth Street, Suite 2450, Denver, Colorado 80202.

ITEM 2.  Identity and Background.
         -----------------------

     This amended Statement is being filed by Atlas Corporation, a Delaware corporation ("Atlas"). Atlas' principal offices are located at Republic Plaza, 370 Seventeenth Street, Suite 3050, Denver, Colorado 80202. Atlas is a gold mining company whose common stock is listed on the New York Stock Exchange. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of the directors and executive officers of Atlas is set forth in Schedule A attached hereto and incorporated herein by this reference. During the last five years, neither Atlas nor, to the best of Atlas' knowledge, any of the persons identified in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The full $3,000,000 purchase price of 2,419,355 Common Shares purchased by Atlas on March 9, 1993 (see item 4 below) was paid out of the working capital of Atlas.

ITEM 4.  Purpose of Transaction.
         ----------------------

     On March 9, 1995 Atlas and the Issuer entered into a Subscription Agreement (the "Subscription Agreement"), pursuant to which, on such date, Atlas purchased 2,419,355 Special Warrants of the Issuer at the price of $1.24 per Special Warrant. Such sale of Special Warrants by the Issuer was part of a private placement by the Issuer of 4,838,710 Special Warrants of the Issuer. In accordance with the terms of the Subscription Agreement each Special Warrant was exercisable, without the payment of any additional consideration, into one Common Share of the Issuer, and was to be automatically deemed exercised if not exercised by the relevant expiry date set forth in the Subscription Agreement. Pursuant to the Subscription Agreement, the Issuer filed a preliminary prospectus, and on July 21, 1995 obtained final receipts for such prospectus, in British Columbia and Ontario, whereupon the Common Shares underlying the Special Warrants became freely tradeable through the facilities of the Toronto Stock Exchange. The Special Warrants were automatically deemed exercised on August 1, 1995. Accordingly, Atlas thereby acquired 2,419,355 Common Shares of the Issuer.

     In connection with consummating the aforesaid purchase by Atlas of Special Warrants, Atlas and Dakota executed and delivered to each other a Mutual Limited Release, whereby each party released the other from any liability, direct or indirect, arising out of an agreement or agreement in principle dated May 31, 1994 between the parties relating to, among other things, the contemplated purchase by Atlas of certain securities of the Issuer.

     Following the purchase by Atlas of Special Warrants, David J. Birkenshaw, Chairman and Chief Executive Officer of Atlas, became a Director of the Issuer.

     At the time Atlas purchased the Special Warrants in March, 1995, it disclosed that it was purchasing the Special Warrants for investment purposes. In addition, Atlas disclosed that it owned a 37% interest (currently 27.7%) in Granges Inc., a Canadian mining company and that Atlas would continue to review the possibility of amalgamating with one or more other mining companies in order to create a more widely held, intermediate-size North American gold producer. Atlas stated, however, that at the time of its purchase of the Special Warrants that it was not making any plans or proposals relating to the business policies or management of the Issuer and also stated that it was not then having any discussions with the Issuer regarding any amalgamation involving Atlas and the Issuer, although it reserved the right to pursue plans and proposals regarding the business and management of the Issuer and to engage in discussions regarding an amalgamation.

     On February 16, 1996, Mr. Birkenshaw had resigned his position as a Director of the Issuer.

     Based on the current market price of the Common Shares, and based on alternative investment possibilities currently available to it, the Board of Directors of Atlas, on March 6, 1996, approved a proposal of management to sell all or a portion of Atlas' 2,419,355 Common Shares, through sales in the open market on the Toronto Stock Exchange or through privately negotiated transactions in Canada. Later that day, Atlas sold 2,419,000 Common Shares in a privately-negotiated sale to Canaccord Capital Corporation, a Canadian corporation, at the price of $2.55 per Common Share. As a result of such sale, Atlas is no longer the beneficial owner of 5% or more of the Common Stock of the Issuer.

     Atlas does not have any present plans or proposals regarding the Issuer's business policies or management (including, without limitation, any plans or proposals involving an amalgamation of Atlas and the Issuer).


ITEM 5.  Interest in Securities of the Issuer.
         ------------------------------------

     On March 6, 1996, immediately prior to the sale of 2,419,000 Common Shares, Atlas owned of record and beneficially 2,419,355 Common Shares and had sole power to vote and dispose of such Common Shares. The Common Shares owned by Atlas constituted 9.1% of the issued and outstanding Common Shares of the Issuer, based on 26,534,742 Common Shares being issued and outstanding (as the Issuer advised Atlas) as of February 16, 1996. Following the sale of the 2,419,000 Common Shares, Atlas owns of record or beneficially 355 Common
Shares of the Issuer, which represent 0.001% of the issued and outstanding Common Shares as of February 16, 1996.

     There have been no transactions in the Common Shares of the Issuer by Atlas or, to the best of Atlas' knowledge, any of the executive officers or directors identified in Schedule A hereto (except as specifically indicated in such Schedule) during the 60 days preceding the filing of this Statement.


ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     Except as set forth herein, Atlas and the executive officers and directors identified in Schedule A hereto do not have any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or with any other person, with respect to the securities of the Issuer.

ITEM 7.  Material to Be Filed as Exhibits.
         --------------------------------

None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 1996


                                     ATLAS CORPORATION



                                     By:  /s/  Jerome C. Cain
                                        -----------------------
                                        Name:  Jerome C. Cain
                                        Title:  Treasurer and Secretary

                                                                      SCHEDULE A


                               ATLAS CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS

     Unless otherwise indicated, the address of each individual listed is: Atlas Corporation, Republic Plaza, 370 Seventeenth Street, Suite 3050, Denver, Colorado 80202.



NAME AND BUSINESS ADDRESS     POSITION WITH ATLAS         PRINCIPAL OCCUPATION       CITIZENSHIP
David J. Birkenshaw/1/        Chairman, Chief Executive   President, Birkenshaw      Canada
Birkenshaw & Company Ltd.     Officer and Director        & Company Ltd.
Suite 5306, Box 106                                       (investment company)
Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y2

Michael Richings              Director                    President, Chief           U.S.
Granges, Inc.                                             Executive Officer and
370 Seventeenth Street                                    Director, Granges, Inc.
Suite 3000                                                (mining company)
Denver, Colorado  80202

David P. Hall                 Director                    President and Chief        Canada
1414-700 West Georgia St.                                 Executive Officer,
Vancouver, British Columbia                               Aurizon Mines Ltd.
V6E 2K3                                                   (mining company)

Douglas R. Cook               Director                    President,                 U.S.
Cook Ventures Inc.                                        Cook Ventures Inc.
2485 Greensboro Drive                                     (geological consulting
Reno, Nevada 89509                                        firm)

C. Thomas Ogryzlo             Director                    President and Chief        Canada
2200 Lake Shore Boulevard                                 Operating Officer,
West                                                      Kilborn Engineering &
Toronto, Ontario M8V 1A4                                  Construction Limited

James H. Dunnett              Director                    Director, Endeavor         Canada
1111 West Georgia St.                                     Financial Inc. (investment
Suite 404                                                 banking firm)
Vancouver, British Columbia
V6E 4M3

------------
/1/ On February 9, 1995, Mr. Birkenshaw sold 50,000 shares of the Issuer received as partial compensation for his services as Director of the Issuer.


NAME AND BUSINESS ADDRESS     POSITION WITH ATLAS         PRINCIPAL OCCUPATION       CITIZENSHIP
Philip R. Mengel              Director                    Chief Executive Officer    U.S.
Corporate Office                                          and member of the Board,
1166 Spring Street                                        Glen-Gery Corporation
P.O. Box 7001                                             (building materials
Wyomissing, PA 19610-6001                                 manufacturer)

Gary E. Davis                 President                   Same                       U.S.

Richard E. Blubaugh           Vice-President,             Same                       U.S.
                              Environmental and
                              Governmental Affairs

Gregg B. Shafter              Vice-President,             Same                       U.S.
                              Project Development

James R. Jensen               Controller and Principal    Same                       U.S.
                              Accounting Officer

Jerome C. Cain                Secretary, Vice President   Same                       U.S.
                              of Finance, and Treasurer

                                 EXHIBIT INDEX



Exhibit No.                       Exhibit Name
-----------                       ------------

   None.